# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADARx Pharmaceuticals, Inc., CIK 0001802369
CUSIP: 00654F105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5871 Oberlin Drive, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001729510

## Reporting persons
- Zhen Li: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,939,795; shared voting power 5,911,763; sole dispositive power 4,939,795; shared dispositive power 5,911,763; aggregate amount beneficially owned 10,851,558 (9.7% of the class)
  Comment: (1) Amount reported in Row (9) consists of (i) 4,939,795 shares of Common Stock (as defined herein) subject to options held by the Reporting Person that are exercisable within 60 days of September 30, 2026, (ii) 5,861,199 shares of Common Stock held by the Titanium Boulder Irrevocable Trust dated July 11, 2020 (the "Titanium Trust"), for which the Reporting Person and her spouse serve as trustees, and (iii) 50,564 shares of Common Stock subject to options held by the Reporting Person's spouse that are exercisable within 60 days of September 30, 2026. The Reporting Person and her spouse, as trustees of the Titanium Trust, share voting and dispositive power with respect to the securities held by the Titanium Trust. The Reporting Person disclaims beneficial ownership of the shares of Common Stock subject to options held by the Reporting Person's spouse.
  
  (2) Percent of class represented by amount in Row (11) is based on the sum of (i) 107,255,963 shares of Common Stock issued and outstanding as of September 30, 2026, (ii) 4,939,795 shares of Common Stock issuable upon exercise of options held by the Reporting Person within 60 days of September 30, 2026, and (iii) 50,564 shares of Common Stock issuable upon exercise of options held by the Reporting Person's spouse within 60 days of September 30, 2026, which shares have been added to the total shares of Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## Item 1. Issuer
Name of issuer: ADARx Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 5871 Oberlin Drive, Suite 200, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing: This statement is being filed by Zhen Li (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o ADARx Pharmaceuticals, Inc., 5871 Oberlin Drive, Suite 200, San Diego, CA 92121.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2026, the Reporting Person may be deemed the beneficial owner of 10,851,558 shares of Common Stock, $0.0001 par value per share (the "Common Stock").

This amount consists of (i) 4,939,795 shares of Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of September 30, 2026, (ii) 5,861,199 shares of Common Stock held by the Titanium Trust, for which the Reporting Person and her spouse serve as trustees, and (iii) 50,564 shares of Common Stock subject to options held by the Reporting Person's spouse that are exercisable within 60 days of September 30, 2026.

The Reporting Person and her spouse, as trustees of the Titanium Trust, share voting and dispositive power with respect to the securities held by the Titanium Trust. The Reporting Person disclaims beneficial ownership of the shares of Common Stock subject to options held by the Reporting Person's spouse.
Percent of class:
As of September 30, 2026, the Reporting Person may be deemed to beneficially own approximately 9.7% of the shares of Common Stock outstanding.

The foregoing percentage is based on the sum of (i) 107,255,963 shares of Common Stock issued and outstanding as of September 30, 2026, (ii) 4,939,795 shares of Common Stock issuable upon exercise of options held by the Reporting Person within 60 days of September 30, 2026, and (iii) 50,564 shares of Common Stock issuable upon exercise of options held by the Reporting Person's spouse within 60 days of September 30, 2026, which shares have been added to the total shares of Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.
Sole power to vote or to direct the vote: 4,939,795.00
Shared power to vote or to direct the vote: 5,911,763.00
Sole power to dispose or to direct the disposition: 4,939,795.00
Shared power to dispose or to direct the disposition: 5,911,763.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Titanium Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the shares of Common Stock outstanding.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Zhen Li: /s/ Zhen Li, Zhen Li (11/13/2026)